UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Money Centers of America, Inc. (Name of Issuer)

Common Stock, par value $0.001 per share (Title of Class of Securities)

6660936J 10 1 (CUSIP Number)

Christopher M. Wolfington

c/o Money Centers of America, Inc.

700 South Henderson Road, Suite 325

King of Prussia, PA 19406

(610) 354-8888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Lawrence D. Rovin

Klehr, Harrison, Harvey, Branzburg & Ellers LLP

260 S. Broad Street

Philadelphia, PA 19102

Telephone: (215) 569-2898

August 22, 2007 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box      ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60936J 10 1

1.	NAMES OF REPORTING PERSON: Christopher M. Wolfington

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS - (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7. SOLE VOTING POWER 16,788,931
SHARES
BENEFICIALLY	8. SHARED VOTING POWER 0
OWNED
BY EACH	9. SOLE DISPOSITIVE POWER 16,788,931
REPORTING
PERSON	10. SHARED DISPOSITIVE POWER 3,108,772(1)
WITH:
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,897,709(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

64.67%
14.	TYPE OF REPORTING PERSON

IN

(1) Includes shares of Common Stock owned indirectly through the 2004 Grantor Retained Annuity Trust of Christopher M. Wolfington.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock, $0.001 par value per share (“Common Stock”), of Money Centers of America, Inc. ( the “Issuer”). The principal executive office address of the Issuer is 700 South Henderson Road, Suite 325, King of Prussia, Pennsylvania 19406.

Item 2. Identity and Background.

(a)        Christopher M. Wolfington is the person filing this report and is hereinafter referred to as the “Reporting Person.”

(b)        The Reporting Person has a residential address at 2 South Winds Lane, Malvern, Pennsylvania 19355.

(c)        The principal occupation of the Reporting Person is Chairman of the Board of Directors, Chief Executive Officer and President of Issuer.

(d)        During the last five years, the Reporting Person was not convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)        During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 200,000 shares of Common Stock (the “Shares”) purchased by the Reporting Person is approximately $64,000. These shares of Common Stock were purchased with the personal funds of the Reporting Person.

Item 4. Purpose of Transaction.

The Reporting Person purchased the Shares for investment purposes.

Item 5. Interest in Securities of the Issuer.

(a)        The Reporting Person is the direct beneficial owner of 16,788,931 shares of Common Stock, which includes 14,153,931 shares of Common Stock owned directly and 2,635,000 shares of Common Stock issuable upon exercise of Stock Options. The Reporting Person is the indirect beneficial owner of 3,108,772 shares of Common Stock held by the 2004 Grantor Retained Annuity Trust of Christopher M. Wolfington. Consequently, the Reporting Person beneficially owns an aggregate total of 19,897,703 shares of Common Stock, or approximately 64.67% of the Issuer’s Common Stock, calculated in accordance with Rule 13d-3.

(b)        The Reporting Person has sole dispositive power and sole voting power over 16,788,931 shares of Common Stock, which includes shares of Common Stock owned directly, and 2,635,000 shares of Common Stock issuable upon exercise of his stock options. The Reporting Person has shared dispositive power with respect to 3,108,772 shares of Common Stock held by the 2004 Grantor Retained Annuity Trust of Christopher M. Wolfington. Matthew A. Taylor, trustee of the 2004 Grantor Retained Annuity Trust of Christopher M. Wolfington, has shared dispositive power with respect to these shares of Common Stock and has sole voting power with respect to these shares of Common Stock.

(c)        The Reporting Person has not effected any transactions in the securities of the Issuer during the past sixty days except as set forth in Items 3 and 4 above.

(d)        No person other than the Reporting Person has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock owned of record by him.

(e)        Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct

MONEY CENTERS OF AMERICA, INC.

Date: August 31, 2007	By:	/s/ Christopher M. Wolfington

Christopher M. Wolfington

Chief Executive Officer and President